ISTA Pharmaceuticals, Inc.

15295 Alton Parkway

Irvine, California 92618

August 29, 2006

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Sasha S. Parikh

                    Staff Accountant

Re:	ISTA Pharmaceuticals, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2005 File No. 0-31255

Dear Ms. Parikh:

This letter serves as acknowledgment of our receipt of the SEC Staff comments made by letter dated August 11, 2006 (the “Comment Letter”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 6, 2006. The Company anticipates that it will respond to the Comment Letter no later than September 8, 2006.

If you have any questions regarding the foregoing, please contact me at (949) 788-5302.

Sincerely,

/s/ Lauren P. Silvernail
Lauren P. Silvernail
Chief Financial Officer, Chief Accounting Officer and Vice President, Corporate Development